PRESS RELEASE

                              NEWS RELEASE

For Immediate Release                    Contact: Mike Sund
October, 27, 1999                                 (858) 576-7743

           MAXWELL TECHNOLOGIES RENEWS SHAREHOLDER RIGHTS PLAN
                        _______________________

Board of Directors Approves Dividend Distribution of Common Stock Purchase
Rights

     SAN DIEGO, Calif. - Maxwell Technologies, Inc. (Nasdaq: MXWL) announced today that its board of directors has declared a dividend of common stock purchase rights that will become exercisable if a person or group should acquire or announce a tender offer for 15 percent or more of the company's common stock. Similar rights issued by the company in 1989 expired on June 20, 1999.

     Tom Horgan, Maxwell's CEO, said that the dividend will consist of one purchase right for each outstanding share of the company's common stock, payable on November 15, 1999, to shareholders of record on November 8, 1999.

     "The rights are not being distributed in response to any specific effort to acquire the company, " Horgan said. "The purpose of this rights dividend is to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover, and to guard against partial tender offers, open market accumulations and other tactics to gain control of the company without paying all shareholders a fair price."

     Each right will entitle shareholders to buy one share of Maxwell common stock at an initial exercise price of $75. The rights become exercisable if a person or group acquires or announces a tender offer for 15 percent or more of the company's outstanding common stock. The board of directors will be entitled to redeem the rights for one cent per share at any time before any person or group acquires 15 percent or more of Maxwell's common stock. The rights will expire in 10 years, and the distribution is not taxable to shareholders.

     If a person or group actually reaches the 15 percent ownership threshold, each right would then entitle the holder to purchase from the company a number of shares having a market value equal to twice the exercise price. Rights associated with shares held by the acquiring person or group would become void.

     If the company should be acquired in a merger or other business combination after a person or group acquires 15 percent or more of the company's common stock, each right will entitle its holder to purchase a number of the acquiring company's common shares having a market value equal to twice the right's exercise price.

     Maxwell Technologies applies industry-leading capabilities in pulsed power, space applications, industrial computers and other advanced technologies to develop and market products and services for customers in multiple industries, including consumer electronics, space, medical products, water purification, energy, telecommunications and transportation.